MOODY SECURITIES, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash	$ 294,843
Prepaid expenses	120,954
Due from related parties	15,400
Total Assets	$ 431,197

Liabilities and Member's Equity

Accounts payable	$ 35,533
Accrued liabilities	40,460
Due to related parties	32,569
Total liabilities	108,562
Commitments and contingencies	
Member's equity	322,635
Total member's equity	322,635
Total Liabilities and Member's Equity	$ 431,197

See accompanying notes to financial statements.